        Exhibit 99(d)(2)

Madison Dearborn Partners, LLC
Three First National Plaza, Suite 3800
70 W. Madison St.
Chicago, Illinois 60602

June 17, 2002

MDCP Acquisitions I
c/o Arthur Cox
Earlesfort Terrace
Dublin 2

Ladies and Gentlemen:

        Madison Dearborn Partners, LLC ("MDP LLC"), on behalf of itself and Madison Dearborn Capital Partners IV, L.P. (collectively with their affiliated designees, the "MDP Entities"), is pleased to commit to MDCP Acquisitions I, that, subject to the terms and conditions set forth herein, the MDP Entities will purchase or cause to be purchased, or cause an entity controlled by or under common control with MDP LLC to purchase or cause to be purchased, equity securities of MDCP Acquisitions I (the "Offeror"), a newly formed company under the laws of the Republic of Ireland, in connection with the proposed offer governed by the Irish Takeover Rules (the "Offer") by the Offeror for all of the issued and to be issued share capital of Jefferson Smurfit Group plc, a company registered under the laws of the Republic of Ireland (the "Target"), on the terms and subject to the conditions set out in the Pre-Conditional Rule 2.5 Announcement announcing the Offer, a copy of which is attached to this letter (the "Press Release").

        1.    Consideration.    We understand that in connection with the Offer, the Offeror will pay the purchase price (as described in this paragraph 1) and the Offeror will (either through full acceptance of the Offer or completion of the compulsory acquisition procedure (the "Squeeze-Out") under Section 204 of the Irish Companies Act 1963) become the owner of all of the issued and to be issued share capital of the Target (the "Acquisition"). We further understand that the total amount needed to consummate the Acquisition, including refinancing of existing indebtedness of the Target and its subsidiaries of approximately €1,632.0 million and the payment of certain fees and expenses of approximately €206.3 million, will be provided as set forth below. It is our understanding that the cash purchase price to be paid to the Target's equity holders will be €2.15 per fully-diluted Target share and the aggregate cash purchase price to be paid to the Target's equity holders in respect of the Target's entire issued and to be issued share capital (including the PSP, LTIPs and comparable incentive plans) shall not exceed €2,368.7 million. It is our understanding that it shall be a condition to the consummation of the Acquisition as set out in the Press Release that the stockholdings of Target in Smurfit-Stone Container Corporation will be transferred to the stockholders of Target.

        It is further understood that the funds necessary to pay the cash portion of the purchase price, to refinance existing indebtedness of the Target and its subsidiaries and to pay the fees and expenses of the Offeror and the MDP Entities (collectively, the "Acquisition Costs") will be provided as follows:

(in millions)
Available Cash from Target	€100.0
Senior Term Debt(1)	2,100.0
Senior Subordinated Notes	900.0
Senior PIK Preferred Stock	250.0
Holdco Common Stock	125.0
Investor Common Stock(2)	732.0

TOTAL	€4,207.0

(1)
It is anticipated as well that there will be a Revolving Loan Facility with up to €425.0 million availability.

(2)
The Investor Common Stock is anticipated to be held by MDP, its co-investors and Target management.

        2.    Debt Financing.    It is our understanding that Deutsche Bank A.G. London, in its capacity as a lending institution ("Deutsche Bank"), Merrill Lynch International and Merrill Lynch Capital Corporation (collectively, "Merrill Lynch") are today separately providing commitment letters (as in effect on the date hereof, the "Commitment Letters") to provide or arrange for the Senior Term Debt, the Revolving Loan Facility, the Senior Subordinated Notes, the Senior PIK Preferred Stock and Holdco Common Stock and that Deutsche Bank and Merrill Lynch are today making available to the Offeror and/or its affiliates pursuant to such Commitment Letters an Interim Senior Facility, an Interim Bridge Facility and any replacements therefor (collectively, the "Facilities") to fund the Senior Term Debt, the Senior Subordinated Notes, the Senior PIK Preferred Stock and Holdco Common Stock in amounts not less than that referenced for such tranche of financing in paragraph 1 foregoing.

        3.    Equity Commitment.    On the terms and subject to the conditions set forth herein, MDP LLC hereby commits to the Offeror that the MDP Entities (or an entity controlled by or under common control with MDP LLC) will purchase, or cause to be purchased, equity securities of the Offeror (the "Commitment") in the aggregate amount of €732.0 million (the "Commitment Amount"). To the extent that any of the MDP Entities assigns any of its rights or obligations to any co-investor unaffiliated with the MDP Entities and such co-investor, either directly or indirectly, purchases equity securities of the Offeror at or after the closing of the Acquisition unconditionally and without rights of recovery, recission, set off or counterclaim or similar rights or remedies, the amount of equity financing provided by the MDP Entities and the Commitment Amount will be correspondingly reduced.

        4.    Conditions.    The obligation of each of the MDP Entities to fund, and MDP LLC's obligations to cause the MDP Entities to fund, all or any portion of the Commitment shall be subject to satisfaction of each of the following conditions: (a) the Offer becoming or being declared unconditional in all respects in accordance with its terms not later than 60 days after posting of the offer document (or such later date as the Irish Takeover Panel may consent to) and in any event not later than the expiration of the Certain Funds Period (as defined in the Commitment Letters) and (b) MDP LLC shall be satisfied, acting reasonably, that each of the conditions precedent to funding in the Commitment Letter in respect of the Interim Senior Facility or, if applicable, any replacement facility therefor (other than, assuming that all other conditions therein are satisfied or waived, the conditions in paragraphs (b), (c) and (g) of Part I of Appendix B of such Commitment Letter) and that each of the conditions precedent to funding in the Commitment Letter in respect of the Interim Bridge Facilities or, if applicable, any replacement facility therefor (other than, assuming that all other conditions therein are satisfied or waived, the conditions in paragraphs (b), (f) and (h) in Part II of Appendix B of such Commitment Letter) shall have been satisfied or waived; provided that for purposes of this condition, MDP LLC shall be deemed (without prejudice to any rights of MDP LLC with respect to any other condition precedent) to be reasonably satisfied that a documentary condition precedent to funding shall have been satisfied upon receipt by it of a written notice confirming that such documentary condition precedent has been satisfied or waived, which notice has been signed by either (i) in the event that Deutsche Bank (in its capacity as sole facility agent under the Facilities) is authorized to obligate all of the other lenders party to the Commitment Letters regarding a determination that such documentary condition has been satisfied, Deutsche Bank or (ii) if Deutsche Bank is not authorized to obligate all of the other lenders party to the Commitment Letters regarding a determination that such documentary condition has been satisfied, each of the lenders party to the Commitment Letters.

        5.    Payment.    Subject to satisfaction of the conditions in paragraph 4 foregoing, MDP LLC commits to the Offeror that MDP LLC shall cause the MDP Entities, or entities controlled by or under common control with MDP LLC, to pay, or cause to be paid, the Commitment Amount to the Offeror pursuant to paragraph 3 above promptly, but in any event so as to ensure that settlement of consideration pursuant to the Offer complies with the requirements of the Irish Takeover Rules. Such payment shall, when made, be made unconditionally and shall not be subject to any rights of recovery, recission, set off or counterclaim or similar rights or remedies by the MDP Entities, except as cannot be waived by contract.

        6.    Expenses; Fees.    The Offeror will pay and hold the MDP Entities harmless against any and all liability for fees and expenses in accordance with the fee letter executed as of the date hereof between the Offeror and MDP LLC.

        7.    Expiration Date.    Unless otherwise extended in writing by MDP LLC, the Commitment shall expire automatically unless a firm intention to make the Offer has been made substantially in the form of the Press Release on or before 5:00 p.m. on June 22, 2002 (the "Expiration Date") or if the Offer does not become or is not declared unconditional in all respects on or before 114 days after satisfaction or waiver of the precondition in the Press Release in relation to obtaining irrevocable undertakings.

        8.    No Assignment.    The Commitment shall not be assignable by any party without the consent of the other parties hereto; provided, however, that MDP LLC may, without the consent of any other party, assign all or a portion of its and the MDP Entities' rights and obligations hereunder to any entity controlled by or under common control with MDP LLC, any other investment funds managed by any entity controlled by or under common control with MDP LLC or other investors designated by MDP LLC, in each case to the extent such assignee is reasonably acceptable to the Offeror (with it being understood that any such person or entity that is recommended by MDP LLC and has sufficient financial wherewithal to pay the portion of the Commitment Amount to be assigned to it and to otherwise satisfy its obligations under this letter agreement shall be deemed reasonably acceptable to the Offeror).

        9.    Entire Agreement.    This letter agreement contains the entire agreement among the parties and supersedes all prior arrangements or understandings with respect thereto.

        10.    Governing Law.    This letter shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to the conflicts of law principles thereof.

        11.    Counterparts.    This letter may be signed in one or more counterparts, all of which shall constitute one and the same agreement.

        12.    Third-Party Beneficiaries.    There shall be no third party beneficiaries with regard to this letter agreement.

        13.    MDCP IV Acknowledgement.    Madison Dearborn Capital Partners IV, L.P. acknowledges the commitment made by MDP LLC hereunder and, in the event of a payment default in whole or in part by MDP LLC or the MDP Entities hereunder notwithstanding satisfaction of the conditions set forth in paragraph 4 of this letter agreement, hereby commits to pay the unpaid portion of the Commitment Amount to, or to cause the unpaid portion of the Commitment Amount to be paid to, the Offeror when due under paragraph 5 above.

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        If the foregoing is acceptable to you, please sign and return a copy of this letter not later than the Expiration Date, whereupon this letter shall constitute the commitment of MDP LLC to the Offeror to cause the MDP Entities to pay the Commitment Amount on the terms and subject to the conditions set forth herein.

        This proposal is made on a strictly confidential basis and, except as required by the Irish Takeover Rules or other applicable law and regulation, may not be disclosed to any other person without MDP LLC's prior written consent.

Very truly yours,
MADISON DEARBORN PARTNERS, LLC
By:	/s/ SAMUEL M. MENCOFF Name: Samuel M. Mencoff Title: Managing Director
Agreed to and accepted as of June 17, 2002
MDCP ACQUISITIONS I
By:	/s/ SAMUEL M. MENCOFF June 17, 2002 Name: Samuel M. Mencoff Title: Director
Acknowledged and Accepted as to paragraph 13 as of June 17, 2002
MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner
By:	Madison Dearborn Partners, LLC
Its:	General Partner
By:	/s/ SAMUEL M. MENCOFF
Its:	Managing Director